

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 18, 2009

By U.S. Mail and Facsimile

Mr. John A. Luce
Chief Financial Officer
Polydex Pharmaceuticals Limited
421 Comstock Road
Toronto, Ontario
CANADA MIL 2H5

      Re: Polydex Pharmaceuticals Limited
               Form 10-K for the Fiscal Year Ended January 31, 2008
               Form 10-Q for the Fiscal Quarter Ended October 31, 2008
               File No. 001-08366

Dear Mr. Luce:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief